Exhibit (e)(14)

[MULESOFT LETTERHEAD]

March 19, 2018

Vidya Peters

c/o

77 Geary Street, Suite 400

San Francisco, California 94108

Dear Vidya,

By executing this letter, in consideration of the benefits that you will receive as a result of the completion of a merger involving MuleSoft, Inc. (“MuleSoft”) that constitutes a change in control of MuleSoft under your equity award agreements (the “Closing”) and your continued employment with MuleSoft, its acquiror, or one of their respective affiliates, you acknowledge and agree that clause (a) of the definition of “Good Reason” in each of your option, restricted stock unit and other equity award agreements with MuleSoft shall be deemed deleted and of no force or effect effective as of immediately prior to the Closing. For the avoidance of doubt, whether covered by clause (a) of the applicable “Good Reason” definition or otherwise, by executing this letter, effective as of immediately prior to the Closing, you hereby irrevocably waive, and you will not have the right to assert, “Good Reason” under the terms of any of your equity award agreements with MuleSoft as a result of any changes to your duties, position, authority or responsibilities or the removal from such position and responsibilities. For the avoidance of doubt, the remainder of the Good Reason definition and the entire definition of “Cause” shall remain in full force and effect.

MuleSoft acknowledges and agrees that, effective as of immediately prior to Closing, each of your option and restricted stock unit awards that are outstanding as of the date of this letter agreement are amended to revise the double trigger acceleration percentage from 50% to 100%.

Subject to your continued employment with MuleSoft, its acquiror, or one of their respective affiliates, through the twelve-month anniversary of the Closing (or such earlier date mutually agreed upon between you and the acquiror), your employment with MuleSoft, the acquiror, or one of their affiliates, as applicable, will terminate on that date (or such earlier date mutually agreed upon between you and the acquiror) and such termination of employment shall constitute a termination of your employment without Cause with respect to each of your option and restricted stock unit awards that are outstanding as of the date of this letter agreement.

Notwithstanding any other agreement or plan containing any provision to the contrary, you agree that if any payment or benefit that you would receive from an acquiror, MuleSoft or any other party, whether in connection with the provisions of this letter or otherwise (the “Payment”), would (a) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to the Closing, and (b) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payments will be reduced to such lesser amount as would result in no portion of the Payments being subject to the Excise Tax. If a reduction in payments or benefits constituting parachute payments is necessary, the reduction will occur in the following order: reduction of cash payments; cancellation of accelerated vesting of equity awards; and reduction of employee benefits. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled, first with respect to stock options and then with respect to restrict stock units and, in each case, in the reverse order of the date of grant of the applicable equity awards.

MuleSoft and the acquiror will select a professional services firm to make all of the determinations required to be made under these paragraphs relating to parachute payments. MuleSoft and the acquiror will request that such firm provide detailed supporting calculations to MuleSoft, the acquiror and you prior to the date on which the event that triggers the Payments occurs if administratively feasible, or subsequent to such date if events occur that result in parachute payments to you at that time. For purposes of making the calculations required under these paragraphs relating to parachute payments, the firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith determinations concerning the application of the Code. You and MuleSoft agree to furnish to the firm such information and documents as the firm may reasonably request in order to make a determination under these paragraphs relating to parachute payments. MuleSoft will bear all costs the firm may reasonably incur in connection with any calculations contemplated by these paragraphs relating to parachute payments. Any such determination by the firm will be binding upon you and MuleSoft, and MuleSoft and the acquiror will have no liability to you for the determinations of the firm.

This provisions of this letter (a) shall be enforceable by MuleSoft and its successors and assigns, including the acquiror in connection with a Closing, (b) shall be binding on any successor of MuleSoft and its business, including the acquiror in connection with a Closing, (c) may not be amended or waived without the written consent of you and MuleSoft and (d) shall be governed by the laws of the state of California.

This letter shall become effective as of immediately prior to the Closing and will become null and void if the Closing does not occur by November 22, 2018.

[Signature Page Follows]

Best Regards,

MULESOFT, INC.

/s/ Rob Horton
Name: Rob Horton
Title: General Counsel

AGREED TO AND ACCEPTED

/s/ Vidya Peters
Vidya Peters

AGREED TO AND ACCEPTED

MuleSoft, Inc.

/s/ Rob Horton
Name: Rob Horton
Title: General Counsel

[Signature Page to Equity Award Amendment Letter]